**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from <u>April 1, 2006 to April 30, 2006</u>

Commission File Number of issuing entity: <u>333-125485-30</u>

**RAAC Series 2006-SP1 Trust**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-125485

**Residential Asset Mortgage Products, Inc.**
(Exact name of depositor as specified in its charter)

**Residential Funding Corporation**
(Exact name of sponsor as specified in its charter)

| New York | None |
|---|---|
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

| c/o Residential Funding Corporation, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437 | 55437 |
|---|---|
| (Address of principal executive offices of issuing entity) | (Zip Code) |

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Mortgage Asset-Backed Pass-Through Certificates, Series 2006-SP1, in the classes specified herein | [___] | [___] | [ <u>X</u> ] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>     No __

# PART I – DISTRIBUTION INFORMATION

**ITEM 1 – Distribution and Pool Performance Information.**

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RAAC Mortgage Asset-Backed Pass-Through Certificates, Series 2006-SP1 (the "Certificates") dated March 7, 2006, and related Prospectus dated February 16, 2006 (collectively, the "Prospectus"), of the Series 2006-SP1 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5.

# PART II – OTHER INFORMATION

**ITEM 2 – Legal Proceedings**

Nothing to report.

**ITEM 3 – Sales of Securities and Use of Proceeds.**

Nothing to report.

**ITEM 4 – Defaults Upon Senior Securities.**

Nothing to report.

**ITEM 5 – Submission of Matters to a Vote of Security Holders.**

Nothing to report.

**ITEM 6 – Significant Obligors of Pool Assets.**

Inapplicable.

**ITEM 7 – Significant Enhancement Provider Information.**

Nothing to report.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits**

      (a)      Documents filed as part of this report.

Exhibit 99.1    May 2006 Monthly Statement to Certificateholders

      (b)      Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1    Pooling and Servicing Agreement, dated as of February 1, 2006 among Residential Asset Mortgage Products, Inc., as depositor, Residential Funding Corporation, as master servicer and JPMorgan Chase Bank, N.A., as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 24, 2006).

Exhibit 10.2    Assignment and Assumption Agreement, dated as of March 9, 2006 between Residential Asset Mortgage Products, Inc. and Residential Funding Corporation (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 24, 2006).

Exhibit 10.3    Confirmation, dated as of March 9, 2006 between Merrill Lynch Capital Services, Inc. and JPMorgan Chase Bank, N.A., as trustee on behalf of the RAAC Series 2006-SP1 Trust (incorporated by reference to Exhibit 10.1 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 29, 2006).

Exhibit 99.1    May 2006 Monthly Statement to Certificateholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 25, 2006

RAAC Series 2006-SP1 Trust
(Issuing entity)

By: Residential Funding Corporation, as Master Servicer

By: /s/ Barbara Wendt_____
Name: Barbara Wendt
Title: Managing Director

# EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS